

ReGen Therapeutics Plc
26 April 2005

AGM Statement

ReGen Therapeutics Plc ("ReGen" or the "Company"), a company whose business is in developing treatments for Alzheimer's disease, human and veterinary nutraceuticals and contract research held its Annual General Meeting today. At the meeting the company also announced that it is committing resources to Parkinson's disease as a result of the study outlined below.

Percy Lomax Chairman and Chief Executive of ReGen commented: 'There have been favourable developments in the Company's business since its Annual City Presentation in December 2004. In particular I am pleased to report that we are engaged in a number of ongoing negotiations with potential licensing partners. The Company continues to believe that a partnering deal in nutraceuticals is possible in 2005 with revenue from sales in 2006 and a partnering deal in pharmaceuticals in 2007. From a science perspective I am pleased to announce early results from the studies into Colostrinin™ derived peptides as detailed in the following paragraphs:

Colostrinin™ and a synthetic homolog of Colostrinin™ -derived peptide show neuroprotection in a cell line model of Parkinson's disease.

An in-vitro study has shown that pre-treatment with Colostrinin™ and a synthetic version of a peptide shown to occur naturally in Colostrinin™ can protect cells of the kind that are depleted in Parkinson's disease from damage by a chemical known to be selectively toxic to them.

Commenting on the findings, Professor Peter Jenner, the Chief Scientific Officer of Proximagen Neuroscience Plc* that conducted the study on ReGen's behalf said:

'The initial data from this study suggests that Colostrinin™ and peptides within it may protect dopaminergic neurones against degeneration. As such, we have recommended to ReGen that Colostrinin™ and the peptides are now evaluated for neuroprotective effects in a predictive functional model of Parkinson's disease'.

Percy Lomax commented: 'This is a very encouraging finding. We believe that not only does it confirm the general neuroprotective effect of Colostrinin™ that we are now developing as a nutraceutical, but it shows that a second peptide, naturally present in this complex, has activity in its own right. Another peptide has previously been shown to improve memory function in an in-vivo study in aged rats**. As the peptides used in both cases were synthetic versions, this offers the prospect of developing these, or small molecular weight substances based upon them or other peptides within Colostrinin™, as classical pharmaceuticals for use in perhaps more than one disease'.

Revenue generation

The Company remains firmly focussed on developing its revenue producing business and is pursuing a number of opportunities in this area. In particular it sees the contract research area as a potential path for expansion following on from its acquisition of Guildford Clinical Pharmacology Unit Limited.

*Proximagen Neuroscience plc, the publicly traded (PRX-AiM) drug discovery and development company that is focused on neurodegenerative disease, was founded by Professor Peter Jenner in conjunction with King's College in November 2003 to draw upon over 25 years of pre-eminent neurodegenerative research.

** P Popik et al, Behavioural Brain Research 118 (2001) 201-208

For further information, please contact:
Andrew Marshall
Marshall Robinson Roe
0207 960 6007

ReGen Therapeutics PLC
26 April 2005

Results of Annual General Meeting and Directorate Change

ReGen Therapeutics Plc (the "Company") announces that, at the Annual General Meeting of the Company held earlier today (the "AGM"), Shareholders passed all the resolutions (other than Resolution 3, which was not proposed) as detailed in the circular sent to Shareholders dated 21 March 2005.

Resolution 3 was not proposed at the AGM as Malcolm Beveridge has decided to retire as a director of the Company with effect from the end of the AGM. Keith Corbin has now been appointed as Non-executive Deputy Chairman.

Executive Chairman Percy Lomax commented "We would like to take this oppportunity of thanking Malcolm for his role in establishing ReGen and for his invaluable contribution to ReGen during his time on the Board. We wish him well for the future."

Further information:

Andrew Marshall
Marshall Robinson Roe
Tel No: 020 7960 6007